Press release

Skandia

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 25 30
www.skandia.com

Office:
Sveavägen 44

27 September 2002

Increased capital base of American Skandia

In order to demonstrate its commitment to American Skandia and its position as a core operation within the group, Skandia Insurance Company has decided to further strengthen American Skandia's financial position through a capital infusion of USD 255 million. This recapitalization will be made by converting intra group loans to equity and contributing additional equity of USD 120 million.

This additional capital will provide American Skandia Life Assurance Corporation with approximately 720% of risk based capital (RBC) established by the National Association of Insurance Commissioners. This RBC places American Skandia Life Assurance Corporation in the highest category of capital guidelines for life insurers as measured by the major rating agencies.

Currently, 98% of American Skandia's assets are in separate accounts insulated from creditors and 88% have the conservative "return of premium" death benefit. American Skandia's guaranteed minimum death benefit exposure is therefore small relative to most companies.

The capital infusion to American Skandia is being fully financed with internal funds from Skandia's existing capital base. Consequently Skandia's debt will be maintained at the same level as per June 30, 2002, and the group's net asset value is sufficient to support its operations. During the first half of this year Skandia has reduced its debt by SEK 6.1 billion down to SEK 11.5 billion.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel + 46-8-788 3643
Tom Mazzaferro, Chief Financial Officer, American Skandia, tel +1-203-925 3805

dlw 10/28